

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Via E-mail
Jordan Starkman
President, Secretary and Treasurer
Pacific Green Technologies Inc.
3651 Lindell Road Unit D155
Las Vegas, NV 89103

Re: Pacific Green Technologies Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed October 16, 2012
File No. 000-54756

Dear Mr. Starkman:

We have reviewed your response letter and the above-referenced filing and have the following comment.

Description of Business, page 3

Emerging Growth Company, page 12

1.   We note your revisions in response to comment one of our letter dated October 2, 2012. However, the Form 10 continues to contain disclosure on page 22 stating that you will have an extended transition period for complying with new or revised accounting standards, while your disclosure on page 13 says you have irrevocably opted out of the extended transition period. Please reconcile your disclosure.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: William L. Macdonald (*via E-mail*)
        Macdonald Tuskey